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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*


                                Sento Corporation
-------------------------------------------------------------------------------
                                 (Name of Issuer)

                      Common Stock, par value $.25 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   816918 10 6
                    ----------------------------------------
                                 (CUSIP Number)

                              Brian G. Lloyd, Esq.
                      Parr, Waddoups, Brown, Gee & Loveless
                       185 South State Street, Suite 1300
                            Salt Lake City, UT 84111
                                 (801) 532-7840

------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 MARCH 15, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 816918 10 6             SCHEDULE 13D
          -----------

-------------------------------------------------------------------------------
 1           Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             ROBERT K. BENCH
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 2           Check the Appropriate Box if a Member of a Group           (a) / /
             (See Instructions)                                         (b) / /
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 3           SEC Use Only
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 4           Source of Funds (See Instructions)

             N/A
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 5           Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(d) or 2(e)                                             / /
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 6           Citizenship or Place of Organization

             UNITED STATES
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                              7         Sole Voting Power

                                        359,229 (AS OF MARCH 15, 1998)
                             --------------------------------------------------
   Number of                  8         Shared Voting Power
     Shares
  Beneficially                          -0-
    Owned by                 --------------------------------------------------
      Each                    9         Sole Dispositive Power
   Reporting
     Person                             359,229 (AS OF MARCH 15, 1998)
      With                   --------------------------------------------------
                              10        Shared Dispositive Power

                                        -0-
-------------------------------------------------------------------------------
11           Aggregate Amount Beneficially Owned by Each Reporting Person

             359,229 (AS OF MARCH 15, 1998)
-------------------------------------------------------------------------------
12           Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)                                             / /
-------------------------------------------------------------------------------
13           Percent of Class Represented by Amount in Row (11)

             6.5% (AS OF MARCH 15, 1998)
-------------------------------------------------------------------------------
14           Type of Reporting Person (See Instructions)

             IN
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                                 Page 2 of 6

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CUSIP No. 816918 10 6             SCHEDULE 13D
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         THIS AMENDMENT NO. 1 TO THE SCHEDULE 13D OF ROBERT K. BENCH AMENDS
AND SUPPLEMENTS, AND SHOULD BE READ IN CONJUNCTION WITH, THE SCHEDULE 13D FILED ON APRIL 26, 1996.

ITEM 1.           SECURITY AND ISSUER

         (a) Title of Class of Equity Securities: Common Stock, $.25 par value (the "Common Stock").

         (b)      Name of Issuer: Sento Corporation (the "Issuer")

         (c) Address of Issuer's Principal Executive Office: 808 East Utah Valley Drive, American Fork, UT 84003.

ITEM 2.           IDENTITY AND BACKGROUND

         (a)      Name: Robert K. Bench (the "Reporting Person")

         (b)      Residence address: 626 East 1820 North, Orem, UT 84097

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Self-employed as a consultant.

         (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case: No

         (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: No

         (f)      Citizenship:   United States

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  In March 1998, the Reporting Person delivered 35,000 shares of the Common Stock to the Issuer in payment of the exercise price of options for 125,488 shares of the Common Stock.

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CUSIP No. 816918 10 6             SCHEDULE 13D
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ITEM 4.           PURPOSE OF TRANSACTION

                  All acquisitions of shares of the Common Stock by the Reporting Person were for investment purposes. The Reporting Person reserves the right to purchase additional shares of the Common Stock or to dispose of such securities in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as described above, the Reporting Person presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) As of March 15, 1998, the Reporting Person was the beneficial owner of 359,229 shares of the Common Stock, which represents 6.5% of the outstanding shares of such stock.

                  (b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares referenced in
                           Item 5(a) above.

                  (c) The Reporting Person has engaged in the following transactions, which involved shares of the Common Stock, since the filing of his Schedule 13D on April 26, 1996:

                           (i) On December 2, 1997, a third party exercised an option to purchase 11,191 shares of the Common Stock held by the Reporting Person. The option price was waived.

                           (ii) On December 27, 1997, the Reporting Person disposed of 67,500 shares of the Common Stock by gift.

                           (iii) On March 5, 1998, the Reporting Person delivered 35,000 shares of the Common Stock to the Issuer in payment of the exercise price for options to purchase 125,488 shares of the Common Stock.

                           (iv) On March 15, 1998, the Reporting Person sold 65,000 shares of the Common Stock in the open market at a price of $3.50/share.

                           (v) On May 11, 1999, the Reporting Person used accrued salary to pay the exercise price for options to purchase 41,829 shares of the Common Stock.

                  (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referenced in Item 5(a) above.

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CUSIP No. 816918 10 6             SCHEDULE 13D
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                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  None.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  None.

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CUSIP No. 816918 10 6             SCHEDULE 13D
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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:       8/27/99                              /S/ ROBERT K. BENCH
           ---------                             --------------------------
                                                 Robert K. Bench











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